September 24, 2013

Via EDGAR and Hand Delivery

Mr. Christian Windsor,
Special Counsel,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-9303.

Re: Stonegate Mortgage Corporation
Registration Statement on Form S-1
Filed September 6, 2013
CIK No. 0001454389

Dear Mr. Windsor:

This letter provides the responses of Stonegate Mortgage Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 17, 2013 (the “Comment Letter”), with respect to the Registration Statement on Form S-1 filed by the Company on September 6, 2013 (CIK No. 0001454389).

For reasons of business confidentiality, in a separate letter dated the date hereof, we requested that certain confidential information not be disclosed in response to any request made under the Freedom of Information Act or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the Commission, a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the Commission’s EDGAR system. A redacted version, which excludes the confidential information, has been or will promptly be filed electronically on the Commission’s EDGAR system as correspondence.

The headings and numbered items of this letter correspond to those in the Comment Letter. For your convenience, each of the comments from the Comment Letter is restated in bold type prior to the Company’s response. The page references in the Staff’s comments refer to page numbers in the Registration Statement on Form S-1 filed by the Company on September 6, 2013.

General

1.	Revise your disclosure in your next amendment to include all non-430A information, including the number of securities registered. Also, please file your remaining exhibits, including your legality opinion, as soon as possible to facilitate staff review of those documents.

Response: The Company has asked us to supplementally advise the Staff that Amendment No. 1 to the Registration Statement (“Amendment No. 1”) will include all non-430A information, including the number of securities registered, the identity and required disclosures regarding each selling shareholder, the public offering price range, and all information determined based on the number of securities registered and the midpoint of the public offering price range. Amendment No. 1 will also include all remaining exhibits, including the opinion of Barnes & Thornburg to be filed as Exhibit No. 5. A draft of the opinion of Barnes & Thornburg to be filed as Exhibit No. 5 (with the number of securities registered to be inserted in the final opinion to be filed) is attached to this Response Letter as Exhibit A.

Experts, page 187

2.	Please revise to provide the disclosures required by Item 304 of Regulation S-K in regard to the change in accountants.

Response: The Company has asked us to supplementally advise the Staff that Amendment No. 1 will include the following disclosure in accordance with Item 304 of Regulation S-K:

“Change in the Company’s Independent Registered Accounting Firm

On June 17, 2013, the Company engaged KPMG LLP (“KPMG”) as the Company’s independent registered public accounting firm for the Company’s year ending December 31, 2013. As a result of the engagement of KPMG, on June 17, 2013, the Company dismissed Richey May LLP (“Richey May”) as the Company’s independent registered public accounting firm, which dismissal was approved by the Company’s audit committee on June 17, 2013.

During the years ended December 31, 2012 and 2011, Richey May’s reports on the Company’s consolidated financial statements did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the years ended December 31, 2012 and 2011 and the subsequent interim period through June 17, 2013, (i) there were no disagreements between the Company and Richey May regarding any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Richey May would have caused Richey May to make reference to the subject matter of the disagreement with its reports on the Company’s financial statements; and (ii) there were no reportable events as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K.

On September 19, 2013, the Company provided Richey May with a copy of the disclosures it is making in response to Item 304 of Regulation S-K, and requested Richey May furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of the letter, dated September 23, 2013, will be filed as Exhibit 16.1 to the Company’s registration statement on Form S-1.

During the years ended December 31, 2012 and 2011 and the subsequent interim period through June 17, 2013, the Company did not consult with KPMG regarding either (i) application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a “reportable event” (as defined in paragraph (a)(1)(v) of Item 304 of Regulation S-K).”

The copy of the letter from Richey May addressed to the Commission stating that it agrees with the above statements is attached to this Response Letter as Exhibit B. A copy of the letter will be filed as Exhibit 16.1 to Amendment No. 1.

Unaudited Financial Statements for the Six Months Ended June 30, 2012, page 33

3.	Please revise to include notes to the financial statements as of and for the six months ended June 30, 2012 or tell us why this information has not been presented.

Response: The Company has asked us to supplementally advise the Staff that Amendment No. 1 will include notes to the financial statements as of and for the six months ended June 30, 2012. For the information of the Staff, the notes to the financial statements as of and for the six months ended June 30, 2012 are attached hereto as Exhibit C.

Note N. Income Taxes, page F-59

4.	We note your response to prior comment four in our letter dated August 23, 2013. Please address the following for both the December 31, 2012 and the June 30, 2013 timeframes:

•	Reasons for the significant increase, from year end, in both federal and state net operating loss carryforwards which occurred during the interim six month period of fiscal 2013;

•	Explain in detail the tax planning strategies clarifying how each strategy would be in accordance with ASC 740-10-30-19;

•	Clarify whether the tax planning strategies apply equally to the federal and state net operating loss carryforwards or whether the federal and state net operating loss carryforwards treat the tax planning strategies differently;

•	Provide us with the projections to support the realization of the deferred tax asset. The projections should outline the significant assumptions, how accurate forecasts have been in the past, and to the extent prior forecasts were not accurate, why you believe current forecasts will be accurate;

•	Tell us how many years into the future the forecasts go out when projecting a full recovery of the deferred tax asset, and in particular the state and federal net operating loss carryforwards; and

•	Provide us with additional information addressing the reversal of the deferred tax liabilities and the impact on the recognition of the deferred tax asset.

Response: The Company has asked us to supplementally advise the Staff as follows:

•	The increases in the Company’s federal and state net operating loss carryforwards during the six months ended June 30, 2013 primarily result from increases in timing differences related to originated mortgage servicing rights (“OMSRs”) and interest rate lock commitments (“IRLCs”) and related forward mortgage backed securities (“MBS”) trades. Pre-tax book income for the six months ended June 30, 2013 was approximately $30.5 million. Because of the significant timing differences related to the above, taxable income differs significantly from this pre-tax book income. In particular, because the Company’s primary business activity consists of the origination and sale of mortgage loans with the retention of servicing rights, these sales typically result in the recognition of gains for book purposes. However, because the servicing retained by the Company constitutes normal servicing, as that term is defined in applicable income tax guidance of the Internal Revenue Code, these sales do not result in the recognition of a corresponding amount of taxable gain. Similarly, the Company’s IRLCs and related forward MBS trades are recorded as derivative financial instruments and changes in fair value are recorded for book purposes under U.S. GAAP. However, the IRLCs and forward MBS trades with respect to the IRLCs are not subject to mark-to-market adjustments for tax purposes. These items created an approximate $50.0 million difference between book and tax income during the six months ended June 30, 2013 which drove the increase in both federal and state net operating loss carryforwards during the period.

•	At June 30, 2013 and December 31, 2012, the Company had deferred tax assets related to net operating loss carryforwards of $11.5 million and $5.8 million, respectively. Of those amounts, none is considered realizable through the carryback period. However, at each June 30, 2013 and December 31, 2012 period end, the Company considered its projected future taxable income on its assessment of the realizability of its deferred tax assets, and the Company expects sufficient taxable income during the net operating loss carryforward period to utilize the deferred tax assets. Further, to the extent projected future taxable income is insufficient to result in the full utilization of the deferred tax assets, the Company has available prudent and feasible tax planning strategies to increase the recognition of taxable income in amounts sufficient to fully utilize the deferred tax assets. The most significant of such strategies would involve the sale of some or all of the Company’s OMSRs.

•	The Company’s tax planning strategies discussed in the immediately preceding bullet point apply equally to the federal and state net operating loss carryforwards in respect to overall taxable income. Future earnings will be apportioned to states based on the Company’s business activity for each respective year in accordance with the tax laws of each state. The use of various state net operating loss carryforwards will be contingent upon the business activity for each state during the years in which there is taxable income. The Company expects to continue to have business activity in states with net operating loss carryforwards that will result in a sufficient amount of taxable income being apportioned to the states in order to utilize its state net operation loss carryforwards.

•	The Company used the projections of income before income taxes listed on Annex I for the years indicated in arriving at its conclusion that its deferred tax assets would more likely than not be realizable in accordance with ASC 740. The Company used estimates of the following significant items that impact income and expenses in arriving at the forecasted amounts:

•	Increasing production volume (through both organic growth and acquisitions);

•	Changing production channel mix (an increasing percentage of future production volume coming from the retail channel as opposed to the correspondent and wholesale channels);

•	Increasing servicing portfolio size resulting from increasing production volume;

•	Decreasing servicing cost per loan as the Company’s servicing portfolio increases at a faster rate than its costs to service;

•	Increasing servicing and ancillary fees from an increasing servicing portfolio;

•	Increasing market interest rates and higher average outstanding debt balances; and

•	Stable net interest spreads.

The forecasted amounts presented in Annex I were derived from a detailed financial model projecting income before income taxes on a quarterly basis through December 31, 2015. For fiscal years 2016 and 2017, for purposes of the deferred tax asset realizability analysis, the Company conservatively estimated no growth from its fiscal year 2015 projections. The Company notes that for its annual fiscal year ended December 31, 2012, its actual income before income taxes exceeded its projection and for the current year ending December 31, 2013, the Company is on-track to meet or exceed its projected 2013 income before income taxes and, therefore, the Company believes that its current forecast is reliable.

•	As illustrated in the Company’s response in the immediately preceding bullet point, the Company’s forecasts cover a period of 5 years. The cumulative amount of income before income taxes for the fiscal years 2013-2017 is significantly in excess of the Company’s federal and state net operating losses as of December 31, 2012 and June 30, 2013.

•	The primary component of the Company’s deferred tax liability at June 30, 2013 related to OMSRs capitalized as assets under GAAP, which totaled approximately $37.5 million. The reversal of this deferred tax liability will occur as the Company recognizes taxable income on its OMSRs during the repayment period of the underlying mortgage loans serviced, which the Company estimates to be a life of approximately 8 years. In addition, if the Company elects to sell some or all of its OMSRs, the related reversal of some or all of the deferred tax liability would occur on the date of such sale upon recognition of taxable income as a result of the sale. As taxable income is generated by the Company through the servicing of the mortgage loans or the sale of the OMSRs, the use of the net operating losses will result in the recognition of the related deferred tax asset.

Additionally, in connection with this response letter, the Company hereby acknowledges the following statements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its registration statement;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (212) 558-4312 or downesr@sullcrom.com.

Yours truly,
/s/ Robert W. Downes
Robert W. Downes

cc:	Joshua Samples

(Securities and Exchange Commission)

Barbara A. Cutillo

(Stonegate Mortgage Corporation)

David O. Hopkins

(KPMG LLP)

Keith A. May

(Richey, May & Co., LLP)

Curt W. Hidde, Esq.

(Barnes & Thornburg LLP)

Daniel M. LeBey, Esq.

(Hunton & Williams LLP)

Exhibit A

September     , 2013

Stonegate Mortgage Corporation

9190 Priority Way West Drive, Suite 300

Indianapolis, Indiana 46240

Ladies and Gentlemen:

We have acted as counsel to Stonegate Mortgage Corporation, an Ohio corporation (the “Company”), in connection with the preparation of a registration statement on Form S-1 (No. 333-191047) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement relates to the registration of (i) the sale by the Company of shares of the Company’s common stock, par value $0.01 per share (“Common Stock”) (together, with additional shares of the Common Stock to be issued and sold by the Company upon the exercise of the underwriters’ option to purchase additional shares, the “Company Securities”), and (ii) the sale by the Selling Shareholders (as defined in the Underwriting Agreement defined below) of the number of shares of Common Stock set forth next to their respective names in the Registration Statement (the “Secondary Securities”).

In arriving at the opinion expressed below, we have reviewed the following documents:

(a) the Registration Statement;

(b) the Third Amended and Restated Articles of Incorporation of the Company, included as Exhibit 3.1 to the Registration Statement; and

(c) the form of underwriting agreement by and among the Company, the Selling Shareholders named in Schedule B thereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and the several underwriters named in Schedule A thereto, included as Exhibit 1.1 to the Registration Statement (the “Underwriting Agreement”).

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such records of the Company and such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified the accuracy as to factual matters of each document we have reviewed.

Based on the foregoing and subject to the further assumptions and qualifications set forth below, it is our opinion that the Company Securities have been duly authorized by all necessary corporate action of the Company and, upon (i) due action of the pricing committee of the Board of Directors of the Company and (ii) the due issuance of the Company Securities against payment therefor in the manner described in the Underwriting Agreement, will be validly issued by the Company and fully paid and nonassessable. It is also our opinion that the Secondary Securities have been validly issued and fully paid and are nonassessable.

The foregoing opinion is limited to the internal laws of the State of Ohio and applicable federal law, and no opinion is expressed herein as to any matter governed by the laws of any other jurisdiction.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to this firm under the heading “Validity of Common Stock” in the Registration Statement and the related prospectus included in the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Sincerely,

Barnes & Thornburg LLP

Exhibit B

[Letterhead of Richey, May & Co., LLP]

September 23, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the disclosures made by Stonegate Mortgage Corporation in response to Item 304 of Regulation S-K, which we understand will be filed with the Securities and Exchange Commission as part of Stonegate Mortgage Corporation’s registration statement on Form S-1. We agree with the statements concerning our Firm in such disclosures.

Very truly yours,
/s/ Richey, May & Co. Richey, May & Co., LLP

RICHEY, MAY & CO., LLP ¡ CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS

9605 S. KINGSTON CT. ¡ SUITE 200 ¡ ENGLEWOOD, COLORADO 80112 ¡ 303/721-6131 ¡ FAX: 303/721-6232

Exhibit C

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2012

1. Organization and Operations

References to the terms “we”, “our”, “us”, “Stonegate” or the “Company” used throughout these Notes to Financial Statements refer to Stonegate Mortgage Corporation.

The Company is a specialty financial services firm focused on the U.S. residential mortgage market. The Company originates, acquires, sells, finances and services residential mortgage loans. The Company predominantly sells mortgage loans to the Federal National Mortgage Association (“Fannie Mae” or “FNMA”), which is a government-sponsored enterprise (“GSE”), and in Government National Mortgage Association (“Ginnie Mae” or “GNMA”) pools of mortgage backed securities (“MBS”). The Company’s integrated and scalable residential mortgage banking platform enables us to efficiently and effectively originate, acquire, sell, finance and service residential mortgage loans. The Company’s platform and operating model provides its constituents visibility and access to essential data, documents and analytics related to the loan and originator performance over time. The Company’s principal sources of revenue include (i) gain on sale of mortgage loans from loan securitizations and whole loan sales, and fee income from originations, (ii) fee income from loan servicing, and (iii) fee and net interest income from its financing facilities.

The Company was initially incorporated in the State of Indiana in January 2005. As a result of an acquisition and subsequent merger with Swain Mortgage Company in 2009, the Company is now an Ohio corporation. The Company’s headquarters is in Indianapolis, Indiana and it has lending offices throughout the United States.

2. Basis of Presentation

The accompanying unaudited financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) for interim financial reporting. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The Company has omitted certain financial disclosures that would substantially duplicate the disclosures in its audited financial statements as of and for the year ended December 31, 2011, unless the information contained in those disclosures materially changed or is required by GAAP. In the opinion of management, all adjustments, including normal recurring adjustments, necessary for a fair statement of the financial statements as of and for the six months ended June 30, 2012 have been recorded. The results of operations for the six months ended June 30, 2012 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2012. These unaudited financial statements should be read in conjunction with the Company’s audited financial statements as of and for the year ended December 31, 2011.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2012

3. Net Income per Share

The following is a reconciliation of net income attributable to common shareholders and a table summarizing the basic and diluted net income per share calculations for the six months ended June 30, 2012:

Net income:
Net income	$3,878,511
Less: Preferred stock dividends	(80,534)

Net income attributable to common shareholders	$3,797,977

Weighted-average shares outstanding:
Denominator for basic net income per share – weighted-average common shares outstanding	3,187,027
Effect of dilutive shares—employee and director stock options and convertible preferred stock	2,240,835

Denominator for diluted net income per share	5,427,862

Net income per share:
Basic	$1.19

Diluted	$0.70

4. Derivative Financial Instruments

The Company does not designate any of its derivative instruments as hedges. The following summarizes the Company’s outstanding derivative instruments as of June 30, 2012:

			Fair Value
	Notional Amount	Balance Sheet Location	Asset	(Liability)
IRLCs	$702,161,000	Derivative assets	$9,844,512	$—
MBS forward trades	506,421,000	Derivative liabilities	—	(3,626,351)

Total derivative financial instruments	$1,208,582,000		$9,844,512	$(3,626,351)

The following summarizes the effect of the Company’s derivative financial instruments on its consolidated statement of operations for the six months ended June 30, 2012:

	Statement of Operations Location	Derivative Gains (Losses) Recognized
IRLCs	Gains on mortgage loans held for sale	$6,497,257
MBS forward trades	Gains on mortgage loans held for sale	(2,580,822)

Net derivative gain		$3,916,435

The Company has exposure to credit loss in the event of contractual non-performance by its trading counterparties and counterparties to the over-the-counter derivative financial instruments that the Company uses in its rate risk management activities. The Company manages this credit risk by selecting only counterparties that the Company believes to be financially strong, spreading the credit risk among many such counterparties, by placing contractual limits on the amount of unsecured credit extended to any single counterparty and by entering into netting agreements with the counterparties, as appropriate.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2012

The Company has entered into agreements with derivative counterparties which include netting arrangements whereby the counterparties are entitled to settle their positions on a net basis. The Company is required to provide certain derivative counterparties collateral against derivative financial instruments. As of June 30, 2012, counterparties held $800,100 of the Company’s cash and cash equivalents in margin accounts as collateral, after which the Company was in a net credit loss position of $3,626,351 to those counterparties. For the six months ended June 30, 2012, the Company incurred no credit losses due to non-performance of any of its counterparties.

5. Mortgage Loans Held for Sale

The following summarizes mortgage loans held for sale at fair value at June 30, 2012:

Conventional	$68,740,850
Governmental	57,419,842

Total mortgage loans held for sale, at fair value	$126,160,692

Under certain of the Company’s mortgage funding arrangements (including secured borrowings and warehouse lines of credit), the Company is required to pledge mortgage loans as collateral to secure borrowings. The mortgage loans pledged as collateral must equal at least 100% of the related outstanding borrowings under the mortgage funding arrangements. The outstanding borrowings are monitored and the Company is required to deliver additional collateral if the amount of the outstanding borrowings exceeds the fair value of the pledged mortgage loans. At June 30, 2012 the Company had pledged $126,160,692 in fair value of mortgage loans held for sale as collateral to secure debt under its mortgage funding arrangements. The mortgage loans held as collateral by the respective lenders are restricted solely to satisfy the Company’s borrowings under those mortgage funding arrangements.

6. Mortgage Servicing Rights

The Company sells residential mortgage loans in the secondary market and typically retains the right to service the loans sold. Upon sale, a mortgage servicing rights (“MSRs”) asset is capitalized, which represents the current fair value of the future net cash flows expected to be realized for performing servicing activities. The Company had total MSRs, carried at the lower of amortized cost or estimated fair value, on its balance sheet of $22,834,935 at June 30, 2012. The fair value of the Company’s MSRs is assessed at each reporting date using estimated prepayment speeds of the underlying mortgage loans serviced and stratifications based on the risk characteristics of the underlying loans (predominantly interest rate risk). For this purpose, the Company stratifies its MSRs into three pools based upon interest rates: those with note rates below 4.00%, those with note rates between 4.00% and 4.99%, and those with note rates above 5.00%.

The Company’s total mortgage servicing portfolio is summarized as follows (based on the unpaid principal balance) at June 30, 2012:

FNMA	$1,331,292,970
GNMA	776,376,722

Total mortgage servicing portfolio	$2,107,669,692

MSRs as a percentage of mortgage servicing portfolio	1.08%

A summary of the changes in the balance of MSRs for the six months ended June 30, 2012 is as follows:

Beginning balance at December 31, 2011	$17,679,198
MSRs received as proceeds from loan sales	11,395,676
Amortization	(1,413,070)
Impairments	(4,826,869)

Ending balance at June 30, 2012	$22,834,935

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2012

The following is a summary of the components of loan servicing fees as reported in the consolidated statement of operations for the six months ended June 30, 2012:

Contractual servicing fees	$2,132,172
Late fees	92,211

Loan servicing fees	$2,224,383

7. Fair Value Measurements

The Company uses fair value measurements in fair value disclosures and to record certain assets and liabilities at fair value on a recurring basis, such as derivatives and loans held for sale, or on a nonrecurring basis, such as when measuring MSRs upon initial recognition and measuring impairments on MSRs, intangible assets and long-lived assets. The Company has elected fair value accounting for loans held for sale to more closely align the Company’s accounting with its interest rate risk strategies without having to apply the operational complexities of hedge accounting.

The Company groups its assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level Input:	Input Definition:
Level 1	Unadjusted, quoted prices in active markets for identical assets or liabilities.

Level 2	Prices determined using other significant observable inputs. Observable inputs are inputs that other market participants would use in pricing an asset or liability and are developed based on market data obtained from sources independent of the Company. These may include quoted prices for similar assets and liabilities, interest rates, prepayment speeds, credit risk and others.

Level 3	Prices determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity), unobservable inputs may be used. Unobservable inputs reflect the Company’s own assumptions about the factors that market participants would use in pricing the asset or liability, and are based on the best information available in the circumstances.

An asset or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

While the Company believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methods or assumptions to estimate the fair value of certain financial statement items could result in a different estimate of fair value at the reporting date. Those estimated values may differ significantly from the values that would have been used had a readily available market for such items existed, or had such items been liquidated, and those differences could be material to the financial statements.

Management incorporates lack of liquidity into its fair value estimates based on the type of asset or liability measured and the valuation method used. The Company uses discounted cash flow techniques to estimate fair value. These techniques incorporate forecasting of expected cash flows discounted at appropriate market discount rates that are intended to reflect the lack of liquidity in the market.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2012

The following describes the methods used in estimating the fair values of certain financial statement items:

Mortgage Loans Held for Sale: The Company’s mortgage loans held for sale at fair value, are saleable into the secondary mortgage markets and their fair values are estimated using quoted market or contracted prices or market price equivalents.

Derivative Financial Instruments: The Company estimates the fair value of interest rate lock commitments based on the value of the underlying mortgage loan, quoted MBS prices and estimates of the fair value of the MSRs and the probability that the mortgage loan will fund within the terms of the interest rate lock commitment. The Company estimates the fair value of forward sales commitments based on quoted MBS prices.

Mortgage Servicing Rights: The Company uses a discounted cash flow approach to estimate the fair value of MSRs. This approach consists of projecting servicing cash flows discounted at a rate that management believes market participants would use in their determinations of value. The key assumptions used in the estimation of the fair value of MSRs include prepayment speeds, discount rates, default rates, cost to service, contractual servicing fees, escrow earnings and ancillary income. The estimated fair value of the Company’s MSRs as of June 30, 2012, which were measured at fair value on a nonrecurring basis (upon initial recognition and when evaluating for impairment) using Level 3 inputs, was $22,834,935.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis as of June 30, 2012:

	Level 1	Level 2	Level 3	Total
Assets:
Mortgage loans held for sale	$—	$126,160,692	$—	$126,160,692
IRLCs (derivative assets)	—	9,844,512	—	9,844,512

Total assets	$—	$136,005,204	$—	$136,005,204

Liabilities:
MBS forward trades (derivative liabilities)	$—	$3,626,351	$—	$3,626,351

Total liabilities	$—	$3,626,351	$—	$3,626,351

Mortgage loans held for sale are carried at estimated fair value pursuant to the fair value option. Gains from changes in estimated fair values amounted to $2,010,666 for the six months ended June 30, 2012, and are included in gain on mortgage loans held for sale on the statement of operations.

Following are the fair value and related unpaid principal amounts due upon maturity for loans held for sale accounted under the fair value option at June 30, 2012:

	Fair Value	Unpaid Principal
Current through 89 days delinquent	$126,160,692	$118,982,791
90 or more days delinquent	—	—

Total	$126,160,692	$118,982,791

Transfers between levels, if any, are recorded as of the beginning of the reporting period. During the six months ended June 30, 2012, there were no transfers between levels.

Fair Value of Other Financial Instruments

As of June 30, 2012, all financial instruments were either recorded at fair value or the carrying value approximated fair value. For financial instruments that were not recorded at fair value, such as cash, restricted cash, servicing advances, secured borrowings, operating lines of credit, accounts payable and accrued expenses, their carrying values approximated fair value due to the short-term nature of such instruments.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2012

8. Transfers and Servicing of Financial Assets

Residential mortgage loans are transferred to FNMA or into pools of GNMA MBS. The Company has continuing involvement in mortgage loans sold through servicing arrangements and the liability for loan indemnifications and repurchases under the representation and warranties it makes to the investors and insurers of the loans it sells. The Company is exposed to interest rate risk through its continuing involvement with mortgage loans sold, including the mortgage servicing right asset, as the value of the asset fluctuates as changes in interest rates impact borrower prepayment on the underlying mortgage loans.

All loans are sold on a non-recourse basis; however, representations and warranties have been made that are customary for loan sale transactions, including eligibility characteristics of the mortgage loans and underwriting responsibilities, in connection with the sales of these assets.

In order to facilitate the origination and sale of mortgage loans held for sale, the Company entered into various agreements with warehouse lenders. Such agreements are in the form of loan participations and repurchase agreements with banks and other financial institutions. Mortgage loans held for sale are considered sold when the Company surrenders control over the financial assets and such financial assets are legally isolated from the Company in the event of bankruptcy. For loan participations and repurchase agreements that meet the sale criteria, the transferred financial assets are derecognized from the balance sheet and a gain or loss is recognized upon sale. If the sale criteria are not met, the transfer is recorded as a secured borrowing in which the assets remain on the balance sheet and the proceeds from the transaction are recognized as a liability. All repurchase agreements are accounted for by the Company as secured borrowings.

From time to time, the Company may sell loans whereby the underlying risks and cash flows of the mortgage loan have been transferred to a third party through the issuance of participating interests. The terms and conditions of these interests are governed by the participation agreements. In the instances where the loan participation has qualified for sale treatment, the Company will act as an agent on behalf of the participating entity when negotiating the terms of the ultimate sale of the underlying mortgage loan to FNMA or in GNMA pools. The Company will receive a marketing fee paid by the participating entity upon completion of the sale. In addition, the Company will also service the underlying mortgage loans to the participation agreement for the period that the participating interests are outstanding. As of June 30, 2012 all participation arrangements were accounted for by the Company as secured borrowings.

The following table sets forth information regarding cash flows for the six months ended June 30, 2012 relating to loan sales in which the Company has continuing involvement:

Proceeds from new loan sales	$9,905,953
Proceeds from loan servicing fees	$2,247,591
Proceeds from servicing advances	$114,429
Repurchase and indemnification of previously sold loans	$—

The following table sets forth information related to outstanding loans sold as of June 30, 2012 for which the Company has continuing involvement:

Total unpaid principal balance	$2,107,669,692
Loans 30-89 days delinquent	$36,178,685
Loans delinquent 90 or more days or in foreclosure	$5,534,990

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2012

The key assumptions (or range of assumptions) used in determining the fair value of the Company’s MSRs as of June 30, 2012 are as follows:

Discount rates	8.00% - 11.00%
Annual prepayment speeds (by investor type):
Purchased FNMA	26.4%
FNMA	12.3%
GNMA I	12.7%
GNMA II	10.6%
Cost of servicing (per loan)	$70

The key assumptions (or range of assumptions) used in determining the fair value of the Company’s MSRs at initial recognition during the six months ended June 30, 2012 are as follows:

Discount rates	8.00% - 11.00%
Annual prepayment speeds (by investor type):
Purchased FNMA	16.8% – 26.9%
FNMA	6.0% – 13.2%
GNMA I	6.7% – 13.3%
GNMA II	6.0% – 11.3%
Cost of servicing (per loan)	$70-90

MSRs are generally subject to loss in value when mortgage rates decrease. Decreasing mortgage rates normally encourage increased mortgage refinancing activity. Increased refinancing activity reduces the life of the loans underlying the MSRs, thereby reducing MSR value. Reductions in the value of MSRs affect income through changes in fair value. These factors have been considered in the estimated prepayment speed assumptions used to determine the fair value of the Company’s MSRs.

In addition to the assumptions listed above, the Company uses assumptions for default rates in determining the fair value of MSRs. These assumptions are based primarily on internal estimates, and the Company also obtains third-party data, where applicable, to assess the reasonableness of its internal assumptions. In the MSRs valuation as of June 30, 2012, the Company’s assumption for default rates for both FNMA and GNMA mortgage loans was 2.21%. The default rates represent the Company’s estimate of the loans will eventually enter foreclosure proceedings over the entire term of the portfolio’s life. These assumptions affect the future cost to service loans, future revenue earned from the portfolio, and future assumed foreclosure losses. Because the Company’s portfolio is generally comprised of recent vintages, actual future defaults may differ from the Company’s assumptions.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2012

The hypothetical effect of an adverse change in these key assumptions would result in a decrease in fair values as follows as of June 30, 2012

Discount rates:
Impact of discount rate + 1%	$(1,059,000)
Impact of discount rate + 2%	$(2,030,000)
Impact of discount rate + 3%	$(2,923,000)

Prepayment speeds:
Impact of prepayment speed * 105%	$(676,000)
Impact of prepayment speed * 110%	$(1,324,000)
Impact of prepayment speed * 120%	$(2,545,000)

Cost of servicing:
Impact of cost of servicing * 105%	$(212,000)
Impact of cost of servicing * 110%	$(424,000)
Impact of cost of servicing * 120%	$(849,000)

As the table demonstrates, the Company’s methodology for estimating the fair value of MSRs is highly sensitive to changes in assumptions. For example, actual prepayment experience may differ and any difference may have a material effect on MSR fair value. Changes in fair value resulting from changes in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the MSRs is calculated without changing any other assumption; in reality, changes in one factor may be associated with changes in another (for example, decreases in market interest rates may indicate higher prepayments; however, this may be partially offset by lower prepayments due to other factors such as a borrower’s diminished opportunity to refinance), which may magnify or counteract the sensitivities. Thus, any measurement of MSR fair value is limited by the conditions existing and assumptions made as of a particular point in time. Those assumptions may not be appropriate if they are applied to a different point in time.

9. Debt

Short-term borrowings outstanding as of June 30, 2012 are as follows:

	Amount Outstanding	Weighted Average Interest Rate
Secured borrowings	$118,470,762	3.81%
Operating lines of credit	5,046,321	4.18%

Total short-term borrowings	$123,517,083

The Company maintains mortgage participation and warehouse lines of credit arrangements (collectively referred to as “mortgage funding arrangements”) with various financial institutions, primarily to fund the origination of mortgage loans which are subject to participation. As of June 30, 2012 the Company held mortgage funding arrangements with two separate financial institutions and a total maximum borrowing capacity of $210,000,000. Each mortgage funding arrangement is collateralized by the underlying mortgage loans.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2012

10. Reserve for Mortgage Repurchases and Indemnifications

The following is a summary of changes in the reserve for mortgage repurchases and indemnifications for the six months ended June 30, 2012:

Balance at December 31, 2011	$—
Provision for reserve for mortgage repurchases and indemnifications	299,961
Write-offs	—

Balance at June 30, 2012	$299,961

Because of the uncertainty in the various estimates underlying the mortgage repurchase and indemnifications liability, there is a range of losses in excess of the recorded reserve for mortgage repurchase and indemnifications that is reasonably possible. The estimate of the range of possible loss for representations and warranties does not represent a probable loss, and is based on current available information, significant judgment and a number of assumptions that are subject to change. The high end of this range of reasonably possible losses in excess of the Company’s recorded reserve was approximately $200,000 at June 30, 2012, and was determined based upon modifying the assumptions (particularly to assume significant changes in investor repurchase demand practices) utilized in the Company’s best estimate of probable loss to reflect what it believes to be the high end of reasonably possible adverse assumptions.

11. Related Party Transactions

The Company had notes receivable outstanding to stockholders in the amount of $289,523 as of June 30, 2012. The notes are unsecured and bear interest at the prime rate with outstanding principal and interest due on April 1, 2014.

The Company has an agreement with a stockholder to manage and grow the Company’s Home Improvement Program division, which primarily focuses on the origination of FHA 203k loans and Fannie Mae Home Style renovation loans. In accordance with the terms of the agreement the stockholder is to receive an annual management fee of $107,500 payable quarterly through January 15, 2014, 10% of all revenue generated by the division payable quarterly through January 15, 2014, and 33.33% of the annual net income of the division for the calendar years ending December 31, 2012 and 2013. The total fees amounted to $50,057 for the six months ended June 30, 2012.

12. Income Taxes

As a result of a significant investment made by holders of Series D convertible preferred stock (refer to Note 14, “Capital Stock,” for additional information regarding this investment) on March 9, 2012, the Company experienced a change in ownership as that term is defined in Section 382 of the Internal Revenue Code and the regulations thereunder (“Section 382”). As a result of this change in ownership, utilization of certain tax attributes including net operating loss and other carryforwards are subject to annual limitations. In some cases, these annual limitations can result in net operating losses expiring before they are fully utilized. Management has determined that no valuation allowance is necessary for the recorded deferred tax assets as it has concluded that it is more likely than not that the recorded amounts will be realized. Accordingly, no valuation allowance has been established at June 30, 2012.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2012

13. Commitments and Contingencies

Commitments to Extend Credit

The Company enters into IRLCs with customers who have applied for residential mortgage loans and meet certain credit and underwriting criteria. These commitments expose the Company to market risk if interest rates change and the loan is not economically hedged or committed to an investor. The Company is also exposed to credit loss if the loan is originated and not sold to an investor and the customer does not perform. The collateral upon extension of credit typically consists of a first deed of trust in the mortgagor’s residential property. Commitments to originate loans do not necessarily reflect future cash requirements as some commitments are expected to expire without being drawn upon. Total commitments to originate loans as of June 30, 2012 approximated $702,161,000.

Litigation

The Company is subject to various legal proceedings arising out of the ordinary course of business. As of June 30, 2012, there were no material current or pending claims against the Company.

14. Capital Stock

Common Stock

The Company’s Amended and Restated Articles of Incorporation authorize the issuance of 20,792,279 shares of common stock, par value $0.001 per share. As of June 30, 2012, the Company had 3,464,798 shares of common stock issued and outstanding. During the six months ended June 30, 2012, the Company issued 407,695 shares of common stock, at a per share price of $2.45, for total cash proceeds of $1,000,000.

Series A Convertible Preferred Stock (“Series A Preferred Shares”)

During the six months ended June 30, 2012, all 415,845 outstanding Series A Preferred Shares were redeemed and retired, at a per share redemption price of $3.61, for a total cash redemption payment of $1,500,000. In addition, at the time of the redemption, accrued and unpaid dividends of $42,534 were paid in cash to the sellers of the Series A Preferred Shares. As a result of this redemption, there were no outstanding Series A Preferred Shares as of June 30, 2012.

Series D Convertible Preferred Stock (“Series D Preferred Shares”)

During the six months ended June 30, 2012, the Board of Directors issued 5,387,085 Series D Preferred Shares at per share price of $3.97, for total cash proceeds of $21,375,000. The Company incurred equity issuance costs totaling $1,402,445 related to the issuance of the Series D Preferred Shares. Each Series D Preferred Share accrues cumulative dividends at an annual rate of 7%. The dividends compound annually and accrue daily whether or not declared by the Board of Directors. The dividends are payable (i) when declared by the Board of Directors, (ii) when dividends are declared, paid or set aside on any class or series of shares ranking junior to the Series D Preferred Shares, assuming the holders of a majority of Series D Preferred Shares consent thereto, (iii) upon a liquidation, winding up or dissolution of the Company (including certain sale transactions that would anticipate a liquidation of the Company thereafter), and (iv) upon the redemption of the Series D Preferred Shares.

Each Series D Preferred Share is convertible, at the option of the holder at any time, on a 1:1 basis into shares of common stock subject to adjustment for stock dividends, splits, and similar equity transactions and is not redeemable by the Company. The holders of the Series D Preferred Shares have the right to vote on an as-converted basis together with the holders of the common stock on all matters to be voted upon by the shareholders.

If between March 9, 2017 and March 9, 2018, the current holders of the Series D Shares ever own less than 50% of the outstanding voting stock of the Company, the holders of at least a majority of the Series D Preferred Shares may require the Company to redeem all of the Series D Preferred Shares for an amount equal to

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2012

the greater of the (i) original purchase price of the Series D Preferred Shares plus all accrued or declared but unpaid dividends, and (ii) the then fair market value of the shares of common stock into which the Series D Preferred Shares are convertible.

Use of Capital

The Company paid total cash dividends of $80,534 to its convertible preferred stockholders during the six months ended June 30, 2012. The declaration of future dividends and the establishment of the per share amount, record dates and payment dates for any such future dividends are subject to the final determination of the Company’s Board of Directors, and will be dependent upon future earnings, cash flows, financial requirements and other factors.

15. Stock-Based Compensation

Stock Options

Nonqualified stock options are granted for a fixed number of shares with an exercise price at least equal to the fair value of the shares at the grant date. Nonqualified stock options granted during the six months ended June 30, 2012 vest over three years in equal quarterly installments (between June 30, 2012 and June 30, 2015) and have a term of ten years from the grant date. Stock options granted do not contain any voting or dividend rights prior to exercise. The Company recognizes compensation expense associated with the stock option grants using the straight-line method over the requisite service period. The Company has not granted any stock appreciation rights, restricted stock, performance units, phantom stock, restricted stock units or stock awards.

A summary of stock option activity for the six months ended June 30, 2012 is as follows:

	Number of Shares	Exercise Price Per Share	Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2011	—	N/A
Granted	101,494	$3.97
Exercised	—	N/A
Forfeited or expired	—	N/A

Outstanding at June 30, 2012	101,494	$3.97	10	$—

Exercisable at June 30, 2012	—	N/A	N/A	N/A

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options granted. The following assumptions were used to estimate the fair value of options granted during the six months ended June 30, 2012:

Fair value of underlying common stock	$3.97
Volatility	18.00%
Dividend yield	—
Risk-free interest rate	1.01%
Expected term (years)	5.75

The grant-date fair value per share of the stock options granted during the six months ended June 30, 2012 was $0.78.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2012

16. Segment Information

The Company’s organizational structure is currently comprised of one operating segment: Mortgage Banking. This determination is based on the Company’s current organizational structure, which reflects how the chief operating decision maker evaluates the performance of the business.

The Mortgage Banking segment includes the Mortgage Originations and Mortgage Servicing lines of business. The Mortgage Originations business primarily originates and sells residential mortgage loans, which conform to the underwriting guidelines of the GSEs and government agencies. The Mortgage Servicing business includes loan administration, collection and default activities, including the collection and remittance of loan payments, responding to customer inquiries, collection of principal and interest payments, holding custodial funds for the payment of property taxes and insurance premiums, counseling delinquent mortgagors, modifying loans and supervising foreclosures on the Company’s property dispositions.

The principal sources of revenue from the Mortgage Banking segment include:

•	Gains on mortgage loans held for sale, including changes in the fair value of commitments to purchase or originate mortgage loans held for sale and the related hedging instruments;

•	Fee and net interest income from the Company’s financing facility; and

•	Fee income from loan servicing.

The Company’s chief operating decision maker evaluates the performance of the Mortgage Banking segment based on the measurement basis of income before income taxes. Refer to the Company’s consolidated statement of operations for the six months ended June 30, 2012 included in these unaudited financial statements for details related to operating revenues, income before income taxes and depreciation and amortization for the Mortgage Banking segment. Refer to the Company’s balance sheet as of June 30, 2012 for details of the assets and equity components of the Mortgage Banking segment.

The major components of operating revenues by product/service for the Mortgage Banking segment for the six months ended June 30, 2012 are as follows:

Mortgage Originations
Gains on mortgage loans held for sale	$23,486,088
Loan origination and other loan fees	3,329,440
Interest income	1,583,794

Total Originations	28,399,322

Mortgage Servicing
Loan servicing fees	2,224,383

Total Servicing	2,224,383

Total operating revenues	$30,623,705

FOIA Confidential Treatment Requested by Stonegate Mortgage Corporation

Annex I

(in millions)	Income Before Income Taxes
2013	$	[***]
2014		[***]
2015		[***]
2016		[***]
2017		[***]

Total	$	[***]

*** Certain information in this response has been omitted and provided separately to the Securities and Exchange Commission. [***] indicates that text has been omitted and is the subject of a confidential treatment request.